Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

by and among

ATLAS PIPELINE PARTNERS, L.P.,

APL LAUREL MOUNTAIN, LLC,

ATLAS ENERGY, INC.

and

ATLAS ENERGY RESOURCES, LLC

Dated as of November 8, 2010

ARTICLE V COVENANTS		20

5.1	Efforts.	20
5.2	Further Assurances.	20
5.3	Conduct of Business.	21
5.4	APL Sub Obligations	23
5.5	Public Announcements.	23
5.6	Transfer Document.	23
5.7	Transfer of Books and Records.	23
5.8	Tax Matters.	24
5.9	Specified Agreements.	25
5.10	Pipeline Surface Rights.	25

ARTICLE VI CONDITIONS TO OBLIGATIONS TO CLOSE		26

6.1	Conditions to Each Party’s Obligation to Effect the Sale.	26
6.2	Conditions to the Obligations of Atlas and ATN.	26
6.3	Conditions to the Obligations of APL and APL Sub.	27
6.4	Frustration of Closing Conditions.	28
6.5	Modification of Definition of Merger Agreement and Merger.	28

ARTICLE VII TERMINATION		28

7.1	Termination.	28
7.2	Effect of Termination.	29

ARTICLE VIII SURVIVAL AND INDEMNIFICATION; REIMBURSEMENT OF EXPENSES		30

8.1	Survival Periods.	30
8.2	Indemnification by APL.	30
8.3	Indemnification by Atlas.	30
8.4	Third-Party Claims.	31
8.5	Limitations.	31
8.6	Mitigation; Additional Indemnification Provisions.	32
8.7	Exclusive Remedies.	33
8.8	Reimbursement of Expenses.	33

ARTICLE IX POST-CLOSING OBLIGATIONS		34

9.1	Subsequent Transfers.	34
9.2	Agreement for Exchange of Information; Archives.	35
9.3	Record Retention.	35
9.4	Production of Witnesses; Records; Cooperation.	36

ARTICLE X MISCELLANEOUS		36

10.1	Notices.	36
10.2	Interpretation.	37

ii

10.3	Amendment.	38
10.4	Extension; Waiver.	38
10.5	Counterparts.	38
10.6	Entire Agreement; Third-Party Beneficiaries.	38
10.7	Severability.	39
10.8	Assignment.	39
10.9	Governing Law.	39
10.10	Exclusive Jurisdiction for Disputes.	39
10.11	WAIVER OF JURY TRIAL.	40
10.12	Specific Performance.	40
10.13	APL Acknowledgment.	40
10.14	ATN Acknowledgement.	40
10.15	Alternative Structure.	40

Exhibit A	Form of Assignment
Exhibit B	Form of Notice of Transfer

iii

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of November 8, 2010, is by and among Atlas Pipeline Partners, L.P., a Delaware limited partnership (“APL”), APL Laurel Mountain, LLC, a Delaware limited liability company (“APL Sub”), Atlas Energy, Inc., a Delaware corporation (“Atlas”), and Atlas Energy Resources, LLC, a Delaware limited liability company (“ATN”). APL, APL Sub, Atlas and ATN are referred to individually as a “Party” and collectively, as the “Parties.”

Unless otherwise indicated, capitalized terms used herein have the respective meanings set forth in Sections 1.1 and 1.2.

RECITALS

WHEREAS, APL Sub, an indirect wholly owned Subsidiary of APL, holds the Acquired LMM Interest;

WHEREAS, subject to the terms and conditions hereof, the Parties desire that APL Sub sell, assign and transfer to ATN, and that ATN purchase and acquire from APL Sub, all of the right, title and interest of APL Sub in, to and under the Acquired LMM Interest (the “Sale”);

WHEREAS, the APL Special Committee has considered this Agreement and the transactions contemplated by this Agreement and, at a meeting duly called and held, has, by unanimous vote of all of its members, determined that this Agreement and the transactions contemplated hereby are fair and reasonable to APL and recommended that the managing board of Atlas Pipeline Partners GP, LLC (“APL GP”) approve APL’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the managing board of APL GP (the “APL Board”) has considered this Agreement and the transactions contemplated hereby and, at a meeting duly called and held, after considering the recommendations of the APL Special Committee, has determined that this Agreement and the transactions contemplated hereby are fair and reasonable to APL, and has approved APL’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.1	Defined Terms.

For the purposes of this Agreement, the following terms shall have the following meanings:

“Acquired LMM Interest” shall mean all of APL Sub’s Interest, other than the APL Retained Interest.

“Action” shall mean any action, claim, suit, arbitration, litigation, proceeding, or investigation (whether at Law or in equity, before or by any Governmental Entity, or before any arbitrator).

“Adjustment Amount” shall mean an amount equal to (a) the aggregate amount of cash Capital Contributions made or paid by or on behalf of APL Sub, together with the aggregate amount of other Capital Contributions satisfied by APL Sub upon the exercise of its rights pursuant to Section 3.2(c) of the LMM Agreement, in each case on or after January 1, 2011 and prior to the Closing, minus (b) the aggregate amount of cash distributions made by Laurel Mountain to APL Sub on or after January 1, 2011 and prior to the Closing, other than distributions with respect to the APL Retained Interest and other than cash distributions added to Retained Member Proceeds pursuant to Section 4.3(b) and 4.3(c) of the LMM Agreement, plus (c) any Retained Member Proceeds of APL Sub as of the date of Closing, other than any Retained Member Proceeds resulting from cash that would have been distributed to APL Sub on or after January 1, 2011 and prior to the Closing, but instead were added to Retained Member Proceeds pursuant to Section 4.3(b) and 4.3(c) of the LMM Agreement, it being understood that any right of APL Sub to any Retained Member Proceeds as of the Closing shall be transferred to ATN at Closing pursuant to Section 2.1 minus (d) any Make-up Payment Amounts (other than any portion thereof that constitutes a Delayed Capital Contribution) that ATN must make after the Closing as the result of the failure of APL Sub to fund (or otherwise satisfy its obligation to fund) any Growth Capital Project under the LMM Agreement.

“Affiliate” shall mean, with respect to any Person, another Person that directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person. The Parties agree that, for purposes of this Agreement, (i) from and after the date hereof, no member of the Atlas Group shall be deemed to be an Affiliate of AHD, AHD GP or any of their respective Subsidiaries or of any member of the APL Group, and none of AHD, AHD GP or any of their respective Subsidiaries or any member of the APL Group shall be deemed to be an Affiliate of any member of the Atlas Group and (ii) Laurel Mountain shall not be deemed to be an Affiliate of any Person.

“AHD” shall mean Atlas Pipeline Holdings, L.P., a Delaware limited partnership.

“AHD Distribution” shall mean the special distribution by Atlas to the Atlas stockholders of all of the AHD common units it holds, including any AHD common units issued to Atlas pursuant to the AHD Transaction Agreement, subject to the terms and conditions set forth in the AHD Transaction Agreement.

“AHD GP” shall mean Atlas Pipeline Holdings GP, LLC, a Delaware limited liability company and the general partner of AHD.

“AHD Sale” shall mean the sale, assignment and transfer by Atlas to AHD, and the purchase and acquisition by AHD from Atlas, of certain equity interests and assets, and the assumption by AHD from Atlas of certain liabilities, subject to the terms and conditions set forth in the AHD Transaction Agreement.

“AHD Transaction Agreement” shall mean the Transaction Agreement, dated as of the date hereof, by and among Atlas, AHD and AHD GP, as it may be amended, supplemented or restated and in effect from time to time.

“AHD Transactions” shall mean (1) the AHD Sale, (2) the contribution by Atlas of all of its equity interest in AHD GP to AHD, (3) the amendment of the limited partnership agreement of AHD, (4) the adoption by AHD of a new equity plan, (5) the AHD Distribution and (6) the repayment by AHD of all amounts outstanding under the Amended, Restated and Consolidated Promissory Note, dated July 19, 2010, issued by AHD to Atlas, in each case, subject to the terms and conditions set forth in the AHD Transaction Agreement.

“APL Credit Agreement” shall mean the Revolving Credit and Term Loan Agreement, dated as of July 27, 2007, among APL, the guarantors named therein, Wachovia Bank, National Association, the co-documentation agents named therein and the lenders named therein and the administrative agents and lenders listed therein, as amended and as it may be amended, supplemented or restated and in effect from time to time.

“APL Disclosure Letter” shall mean the disclosure letter delivered by APL and APL Sub to Atlas and ATN as of the date hereof.

“APL Group” shall mean APL GP, APL and their respective Subsidiaries.

“APL Indentures” shall mean the Indenture, dated as of December 20, 2005, by and among APL, APL Pipeline Finance Corp., the Subsidiaries of APL party thereto and U.S. Bank National Association, successor in interest to Wachovia Bank, National Association, as trustee, and the Indenture, dated as of June 27, 2008, by and among APL, APL Pipeline Finance Corp., the Subsidiaries of APL party thereto and U.S. Bank National Association, as trustee, each as it may be amended, supplemented or restated and in effect from time to time.

“APL LPA” shall mean the limited partnership agreement of APL, as it may be amended, supplemented or restated and in effect from time to time.

“APL Party” shall mean APL and APL Sub.

“APL Retained Interest” shall mean the Preferred Distribution Rights, any profits, losses, allocations or distributions with respect to the Preferred Distribution Rights and any other rights or, if any, obligations of APL Sub solely in its capacity as holder of the Preferred Distribution Rights under the LMM Agreement as in effect on the date hereof.

“APL Special Committee” shall mean the Special Conflicts Committee of the APL Board, which is comprised solely of members of the APL Board who meet the requirements of the definition of “Conflicts Committee” in the APL LPA, formed to consider the transactions contemplated by this Agreement.

“Atlas Disclosure Letter” shall mean the disclosure letter delivered by Atlas to APL and APL Sub as of the date hereof.

“Atlas Group” shall mean Atlas and its Subsidiaries (other than AHD, AHD GP and their respective Subsidiaries and any member of the APL Group).

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Capital Contribution” has the meaning set forth in the LMM Agreement.

“Change” shall have the meaning set forth in the definition of “Material Adverse Effect”.

“Chevron” shall mean Chevron Corporation, a Delaware corporation.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Constituent Documents” shall mean with respect to any Person, its certificate or articles of incorporation, bylaws, partnership or limited liability company agreement and any equivalent other organizational documents of such Person as currently in effect.

“Contract” shall mean any contract, agreement, indenture, deed of trust, note, bond, mortgage, lease, license, commitment, guarantee, purchase order, obligation or undertaking (whether written or oral and whether express or implied).

“Control” shall have the meaning set forth in the definition of “Subsidiary”.

“Delayed Capital Contribution” has the meaning set forth in the LMM Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Formation Agreement” shall mean the Formation and Exchange Agreement between Williams Field Services Group, LLC, Williams Sub, APL, APL Operating and APL Sub, dated March 31, 2009, as amended prior to the date hereof.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Entity” shall mean any court, administrative agency, commission (including the United States Securities and Exchange Commission), state attorney general or other governmental authority, body or instrumentality, federal, state, local, domestic or foreign governmental or regulatory authority or any self-regulatory authority or arbitral or similar forum.

“Growth Capital Budget” has the meaning set forth in the LMM Agreement.

“Growth Capital Expenditures” has the meaning set forth in the LMM Agreement.

“Growth Capital Funding Notice” has the meaning set forth in the LMM Agreement.

“Growth Capital Project” has the meaning set forth in the LMM Agreement.

“Information” shall mean information related to the Acquired LMM Interest or the business or assets of Laurel Mountain, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, land and title information, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, environmental, safety, engineering, regulatory compliance, financial, employee or business information or data.

“Interest” shall have the meaning set forth in the LMM Agreement.

“knowledge of APL,” “to APL’s knowledge” and similar formulations shall mean the actual knowledge of the people set forth in Section 1.1(a) of the APL Disclosure Letter.

“Laurel Mountain” shall mean Laurel Mountain Midstream, LLC, a Delaware limited liability company.

“Laurel Mountain Business” shall mean Laurel Mountain’s natural gas gathering and transportation business and Laurel Mountain’s natural gas liquids extraction business conducted utilizing the natural gas gathering system located in northern West Virginia and western Pennsylvania owned, used or held for use by Laurel Mountain or any of its Subsidiaries, and such other businesses that Laurel Mountain may be conducting at the applicable time of determination.

“Law” shall mean any federal, state, local or foreign law (including common law), statute, ordinance, rule, regulation, judgment, code, Order, arbitration award, agency requirement, license or permit of or promulgated by any Governmental Entity.

“Liens” shall mean any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), other charge or security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing); provided, however, that, with respect to the Acquired LMM Interest, “Liens” shall not include any of the foregoing set forth in or arising under the LMM Agreement or the Formation Agreement or any restrictions on transfer of such equity interests arising under applicable securities Laws.

“LMM Agreement” shall mean the Amended and Restated Limited Liability Company Agreement of Laurel Mountain, dated as of June 1, 2009, as it may be amended, supplemented or restated and in effect from time to time.

“Losses” shall mean all losses, costs, charges, expenses (including interest and penalties due and payable with respect thereto and reasonable attorneys’ and other professional fees and expenses in connection with any Action whether involving a third-party claim or any claim solely between the Parties hereto), obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, demands, claims, assessments or deficiencies.

“Make-up Payment Amount” has the meaning set forth in the LMM Agreement.

“Management Committee” has the meaning set forth in the LMM Agreement.

“Material Adverse Effect” shall mean a change, event, occurrence or development (a “Change”) that has a material adverse effect on the assets, business, financial condition or results of operations of Laurel Mountain and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute or shall be considered in determining whether there has been a Material Adverse Effect: (i) Changes generally affecting the economy or the financial, credit or securities markets, (ii) Changes generally affecting the natural gas or shale industry or natural gas companies operating in the region containing the Marcellus shale, (iii) Changes (or proposed Changes) in applicable Law or the interpretation thereof or Changes in GAAP or in the interpretation thereof, (iv) any acts of war, armed hostility or terrorism, (v) Changes in the market price of oil or natural gas, (vi) Changes attributable to the execution or announcement or pendency of the Merger, the AHD Transactions, this Agreement or any other Specified Agreement or the transactions contemplated hereby or thereby, including any adverse change in customer, supplier, employee, financing source, joint venture partner or similar relationships resulting therefrom, including in each case as a result of the identity of Chevron, Atlas or ATN (provided that the exceptions in this clause (vi) shall not apply to that portion of any representation or warranty contained in this Agreement to the extent that the purpose of such portion of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (vii) any failure by Laurel Mountain to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), and (viii) Changes attributable to any action required by this Agreement or taken or made at the request of Atlas; except to the extent such Changes in the cases of clauses (i), (ii), (iii), (iv) and (v) above has a material and disproportionate effect on Laurel Mountain and its Subsidiaries, taken as a whole, relative to the other participants in the industry or industries in which Laurel Mountain and its Subsidiaries operate (in which event the extent of such material and disproportionate Change may be taken into account in determining whether there has been a Material Adverse Effect).

“Member” shall have the meaning set forth in the LMM Agreement.

“Merger” shall mean the acquisition of Atlas by Chevron by means of a merger of Merger Sub with and into Atlas, subject to the terms and conditions set forth in the Merger Agreement.

“Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of the date hereof, by and among Atlas, Chevron and Merger Sub, as it may be amended, supplemented or restated and in effect from time to time.

“Merger Sub” shall mean Arkhan Corporation, a wholly owned Subsidiary of Chevron.

“Non-Consent Budget” has the meaning set forth in the LMM Agreement.

“Operating Budget” has the meaning set forth in the LMM Agreement.

“Order” shall mean any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal that is issued by a Governmental Entity or arbitrator.

“Percentage Interest” has the meaning set forth in the LMM Agreement.

“Permitted Liens” shall mean (i) any Liens for Taxes not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (ii) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (iii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to property or assets, including zoning, building, or similar restrictions, (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (v) prior to Closing, any Lien under the APL Credit Agreement, (vi) easements (including conservation easements and similar commitments to forego development), covenants, conditions, restrictions, reservations, rights, claims, rights-of-way and other similar Liens that would not reasonably be expected to, individually or in the aggregate, materially interfere with the use, or materially detract from the value, of the property encumbered thereby and (vii) other non-monetary Liens that would not reasonably be expected to, individually or in the aggregate, materially interfere with the use, or materially detract from the value of, the property encumbered thereby.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group (as defined in the Exchange Act).

“Preferred Distribution Rights” shall have the meaning set forth in the LMM Agreement.

“Qualified Growth Capital Project” has the meaning set forth in the LMM Agreement.

“Regulations” shall mean the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Representative” shall mean with respect to any Person, such Person’s agents, Affiliates, officers, directors, employees, consultants, advisors or representatives.

“Required Lenders” has the meaning set forth in the APL Credit Agreement.

“Retained Member Proceeds” has the meaning set forth in the LMM Agreement.

“Sale Value” means the total value of the consideration paid or distributed in respect of the Subsequent Transfer, including cash consideration, in-kind consideration and assumed indebtedness.

“Securities” shall mean, with respect to any Person, any series of common stock, preferred stock, and any other equity securities or capital stock of such Person (including interests that, by their terms, are convertible into or exchangeable or exercisable for any equity interest of such Person in any sale of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Specified Agreements” shall mean this Agreement, the AHD Transaction Agreement, the Merger Agreement and any agreement contemplated to be executed by such agreements.

“Subsequent Transfer” means any of the following, whether in one transaction or in a series of transactions, any member of the Atlas Group sells, transfers or disposes of all or any portion of the Acquired LMM Interest.

“Subsequent Transfer Value” means, with respect to a particular Subsequent Transfer, an amount equal to (i) the sum of $403 million plus the Subsequent Transfer Value Adjustment Amount, multiplied by (ii) the percentage of the Acquired LMM Interest being sold, transferred or disposed of in such Subsequent Transfer.

“Subsequent Transfer Value Adjustment Amount” means (i) the aggregate amount of cash Capital Contributions made by or on behalf of ATN on or after the Closing and prior to the consummation of the Subsequent Transfer, minus (ii) the aggregate amount of cash distributions made by Laurel Mountain to ATN on or after the Closing and prior to the consummation of the Subsequent Transfer.

“Subsidiary” shall mean, as to any Person, any corporation, partnership, limited liability company, association or other business entity (i) of which such Person directly or indirectly owns securities or other equity interests representing more than fifty percent (50%) of the aggregate voting power, (ii) of which such Person possesses more than fifty percent (50%) of the right to elect directors or Persons holding similar positions, or (iii) that such Person Controls directly or indirectly through one or more intermediaries, where “Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise. The Parties agree that, for purposes of this Agreement, Laurel Mountain shall not be deemed to be a Subsidiary of any Person.

“Tax” or “Taxes” means (i) all taxes, however denominated, including U.S. federal, state, local or foreign net income, franchise, gross income, sales, use, value added, goods and services, ad valorem, turnover, real property, personal property, gross receipts, net proceeds, license, capital stock, payroll, employment, unemployment, disability, customs duties, withholding, social security (or similar), excise, severance, transfer, alternative or add-on minimum, stamp, estimated, registration, fuel, occupation, premium, environmental, excess profits, windfall profits, or other tax of any kind and similar charges, fees, levies, imposts, duties, tariffs, licenses or other assessments (including obligations under any Law relating to escheat or unclaimed property) of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity, whether disputed or not, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, transferor liability, successor liability or otherwise through operation of Law including under Section 1.1502-6 of the Regulations or any similar provision of Law and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement (whether or not written) to indemnify any other Person.

“Tax Benefit” shall mean any decrease in Taxes paid or increase in a refund due, including any interest with respect thereto.

“Tax Detriment” shall mean any increase in Taxes due or decrease in refund owed, including any interest with respect thereto.

“Tax Return” means a report, return or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes, including, where permitted or required, combined or consolidated returns for any group of entities that includes the Parties or any Subsidiary of any of the Parties.

“Williams Sub” shall mean Williams Laurel Mountain, LLC, a Delaware limited liability company.

1.2	Other Definitions.

The following terms shall have the meanings defined in the Section indicated:

Agreement	Preamble
APL	Preamble
APL Board	Recitals
APL GP	Recitals
APL Indemnified Parties	Section 8.3
APL Sub	Preamble
Appraiser	Section 9.1(c)
Atlas	Preamble
Atlas Indemnified Parties	Section 8.2
ATN	Preamble
Closing	Section 2.3(a)
Closing Date	Section 2.3(a)
Indemnified Parties	Section 8.3
Indemnifying Party	Section 8.4
LMO	Section 5.10
New Buyer	Section 6.5
New Merger	Section 6.5
New Merger Agreement	Section 6.5
Other Assets	Section 9.1(c)
Outside Date	Section 7.1(b)(i)
Parties	Preamble
Party	Preamble
Pipeline Surface Rights	Section 5.10
Purchase Price	Section 2.2
Sale	Recitals
Stifel, Nicolaus	Section 3.8
Subsequent Transfer Amount	Section 9.1(a)
Subsequent Transfer Notice	Section 9.1(b)
Transfer Taxes	Section 5.8(a)

ARTICLE II

THE SALE

2.1	Purchase and Sale of the Acquired LMM Interest.

Upon the terms and subject to the conditions set forth herein, at the Closing, APL Sub shall sell, transfer, convey, assign and deliver to ATN, and ATN shall purchase and acquire from APL Sub, all of APL Sub’s right, title and interest in, to and under the Acquired LMM Interest.

2.2	Purchase Price.

The consideration to be paid by ATN to APL Sub for the Acquired LMM Interest at the Closing in full consideration of the Acquired LMM Interest shall be an amount in cash equal to the sum of $403 million plus the Adjustment Amount (such amount, the “Purchase Price”).

2.3	Closing.

(a) The closing (the “Closing”) of the Sale will take place at (i) 9:00 a.m., New York City time, on a date to be agreed by the Parties, which shall be no later than two Business Days (or such shorter period of time as remains before 11:59 p.m., New York time, on the Outside Date) after the satisfaction or waiver of all of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York or (ii) such other date, time, and/or place as agreed to in writing by the Parties hereto. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

(b)	At the Closing:

(i) APL Sub shall deliver to ATN the Acquired LMM Interest by means of a duly executed assignment of the Acquired LMM Interest in the form attached hereto as Exhibit A; and

(ii) ATN shall pay to APL Sub an amount in cash equal to the Purchase Price, by wire transfer of immediately available funds in U.S. Dollars to an account or accounts designated by APL Sub.

(c) The Parties agree that, effective upon the Closing, the Parties shall treat ATN as being bound by all of the terms and conditions of, and as having acquired all of APL Sub’s rights under and (except as otherwise expressly set forth herein) having assumed all of APL Sub’s obligations under, the LMM Agreement with respect to the Acquired LMM Interest.

2.4	Proceedings at Closing.

All acts and proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed simultaneously, and, except as permitted hereunder, no acts or proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered; provided, however, that, if the Closing occurs, the Closing, and the transactions contemplated by this Agreement to occur at the Closing, shall be deemed to have occurred, and be effective, simultaneously with the AHD Sale and immediately prior to the record time for the AHD Distribution.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF APL

Except as disclosed in the APL Disclosure Letter (which APL Disclosure Letter shall in each case specifically identify by reference to Sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such APL Disclosure Letter shall be deemed to apply to each other section or subsection thereof or hereof to which its relevance is reasonably apparent on its face), APL and APL Sub jointly and severally represent and warrant to Atlas and ATN as follows:

3.1	Organization and Qualification.

Each of the APL Parties is (a) a limited partnership or limited liability company duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite limited partnership or limited liability company power and authority to own, lease and operate its properties and assets and carry on its businesses as now being conducted and (b) qualified or licensed to do business and is in good standing, if applicable, in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, in the case of clause (b), for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Material Adverse Effect. None of the APL Parties is in violation of its Constituent Documents. APL and APL Sub have delivered a true copy of the LMM Agreement, as in effect as of the date hereof (including all amendments and waivers thereto).

3.2	Capitalization.

(a) The Acquired LMM Interest held by APL Sub constitutes an Interest in Laurel Mountain representing, among other things, a 49% Percentage Interest.

(b) The Acquired LMM Interest is duly authorized, validly issued, fully paid and nonassessable and owned, beneficially and of record, by APL Sub, free and clear of all Liens (other than Permitted Liens), and has not been issued in violation of any preemptive or similar rights, and, immediately after the Sale, ATN will have good and valid title to the Acquired LMM Interest, free and clear of all Liens (other than any Lien imposed on the Acquired LMM Interest upon or after the consummation of the Sale as a result of an action by any member of the Atlas Group).

(c) Except as listed in Section 3.2(c) of the APL Disclosure Letter, to the knowledge of APL, Laurel Mountain does not own, directly or indirectly, any Securities in any Person. Since June 1, 2009 and prior to the date hereof, APL Sub (i) has not failed to fund (or to otherwise satisfy its obligation to fund) a Non-Consent Budget, (ii) has funded (or has otherwise satisfied its obligation to fund) all cash calls approved by the Management Committee, within the permitted time for funding such cash calls as agreed to by APL Sub, as such time may have been extended by the Management Committee or Williams Sub or its Affiliates with the agreement of APL Sub, (iii) has not initiated a Qualified Growth Capital Project or given Williams Sub a Growth Capital Funding Notice, and (iv) has not received from Williams Sub a Growth Capital Funding Notice.

(d) Except for the Acquired LMM Interest, the APL Retained Interest, and the Interest held by Williams Sub, to the knowledge of APL, there are no shares of capital stock or other equity interests of Laurel Mountain authorized, reserved, issued or outstanding.

(e) Except as set forth in the LMM Agreement, to the knowledge of APL, there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in Laurel Mountain or Laurel Mountain’s Subsidiaries or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities or other equity interests of Laurel Mountain or Laurel Mountain’s Subsidiaries, and, to the knowledge of APL, no securities or other equity interests evidencing such rights are authorized, issued or outstanding. To the knowledge of APL, Laurel Mountain does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the holders of equity interests of Laurel Mountain on any matter.

(f) Except as set forth in the LMM Agreement, (i) there are no voting trusts or other agreements or understandings to which any APL Party is a party with respect to the voting of any equity interests in Laurel Mountain and (ii) except as required under applicable Law, there are no restrictions on transfer, rights of first refusal, rights of first offer, similar restrictions or any other agreement or restriction on alienation or enjoyment, in each case with respect to the Acquired LMM Interest to which any APL Party is a party.

(g) Section 3.2(g) of the APL Disclosure Letter sets forth, as of the date hereof, the balance of all Retained Member Proceeds allocated or allocable to APL Sub under the LMM Agreement.

3.3	Authority Relative to This Agreement; Approval; Opinion of Financial Advisor.

(a) APL and APL Sub have all necessary limited partnership or limited liability company power and authority, and has taken all limited partnership or limited liability company action necessary, to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement. No other limited partnership or limited liability company action by any APL Party is necessary to authorize the execution and delivery by APL or APL Sub of this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by APL and APL Sub and, assuming the due authorization, execution and delivery of this Agreement by Atlas and ATN, constitutes a valid, legal and binding agreement of APL and APL Sub, enforceable against APL in accordance with its terms, except that such enforcement may be subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) general principles of equity.

(b) At a meeting duly called and held, the APL Special Committee determined by unanimous vote of all of its members that this Agreement and the transactions contemplated hereby are fair and reasonable to APL, and recommended that the APL Board approve APL’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. At a meeting duly called and held, the APL Board (by unanimous vote of all of its members (other than Ed Cohen, Jonathan Cohen and Eugene Dubay, who recused themselves)), after considering the recommendations of the APL Special Committee, has (i) determined that this Agreement and the transactions contemplated hereby are fair and reasonable to APL and (ii) approved APL’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. The approval of the members of the APL Special Committee constitutes “Special Approval” as defined in the APL LPA.

(c) The APL Special Committee has received the opinion of Stifel, Nicolaus, dated November 8, 2010, to the effect that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the aggregate consideration to be received by APL Sub in connection with the Sale is fair, from a financial point of view, to APL.

3.4	Consents and Approvals; No Violations.

No consent, approval, order, license or authorization of filing with, or notice to, or permit issued by any Governmental Entity is required or will be required to be made or obtained by any APL Party for the execution, delivery and performance by APL or APL Sub of this Agreement or the consummation by any APL Party of the transactions contemplated by this Agreement, except (a) such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (b) the consent contemplated under Section 6.1(b) in respect of the APL Credit Agreement, (c) the transfer document contemplated by Section 5.6, and (d) any such consent, approval, order, license or authorization, permit, filing or notification, the failure to make or obtain, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a Material Adverse Effect. Assuming compliance with the items described in clauses (a), (b) and (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement by APL nor the consummation by any APL Party of the transactions contemplated by this Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the respective Constituent Documents of any APL Party, (ii) result (with or without due notice or lapse of time or both) in a breach, violation, loss of a benefit under, right of guaranteed payment, or infringement of, or constitute a default, or any right of termination, amendment, modification, cancellation or acceleration under, or require the consent of any other Person under, any of the terms, conditions or provisions of any Contract or permit, concession, grant, franchise or right, in each case whether oral or written, to which any APL Party is a party or by which any of them or any of their respective properties or assets are bound, or (iii) violate or infringe any Law or Order applicable to any APL Party or any of their respective properties or assets, except in the cases of (ii) through (iii), for breaches, violations, infringements, defaults, or other rights that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Material Adverse Effect.

3.5	No Default.

Neither APL Sub nor, to APL’s knowledge, Laurel Mountain is in default or violation of any term, condition or provision of, the LMM Agreement.

3.6	Laurel Mountain Growth Capital Projects; Capital Contributions.

Section 3.6 of the APL Disclosure Letter sets forth (i) a copy of the Initial Growth Capital Budget (as such term is used in the LMM Agreement) for the period from the date of the LMM Agreement through December 31, 2009, which was attached to the LMM Agreement as Schedule 11.2(d), (ii) a copy of the 2010 Growth Capital Budget that was approved by the Management Committee, and (iii) a complete and correct list, as of the date hereof, of all Capital Contributions approved by the Management Committee since the date of the LMM Agreement that were required to be made by APL Sub.

3.7	Affiliate Agreements.

Section 3.7 of the APL Disclosure Letter contains a complete and correct list, as of the date hereof, of all Contracts between (i) Laurel Mountain or one or more of its Subsidiaries, on the one hand, and any APL Party or one or more of its Affiliates, on the other hand, and (ii) APL Sub, on the one hand, and any of its Affiliates, on the other hand, that relate to the Laurel Mountain Business.

3.8	Brokers.

Except for Stifel, Nicolaus & Company, Incorporated (“Stifel, Nicolaus”), which has served as financial advisor to the APL Special Committee, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of APL. APL shall be solely responsible for the fees of Stifel, Nicolaus, Incorporated under any arrangement made by or on behalf of APL.

3.9	Financial Statements.

To the knowledge of APL, the financial statements of Laurel Mountain disclosed on Section 3.9 of the APL Disclosure Letter have been derived from the books and records of Laurel Mountain and its Subsidiaries and, in each case, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited financial statements, for recurring year-end audit adjustments and accruals and the absence of any notes required by GAAP), and fairly present, in all material respects, the consolidated financial position of Laurel Mountain and its Subsidiaries, as of the dates thereof, and the consolidated results of their operations, their consolidated members’ equity and their consolidated cash flows for the respective periods indicated.

3.10	Litigation.

There is (a) no Action pending, or, to the knowledge of APL, threatened against, any APL Party, or their respective properties or rights; and (b) no Order outstanding against any APL Party, whether or not such liability is insured, in the cases of clauses (a) and (b), relating to Laurel Mountain or the Laurel Mountain Business, except in the cases of clauses (a) and (b), any such Actions or Orders that, individually or in the aggregate, as would not be materially adverse to the Acquired LMM Interest.

3.11	Absence of Certain Changes.

Since December 31, 2009, there has not been any action taken by APL Sub that, if taken during the period from the date of this Agreement through the Closing, would constitute a breach of any of the covenants set forth in Section 5.3(b)(i), 5.3(b)(vii) or 5.3(b)(ix).

3.12	Taxes.

(a) Since the date of Laurel Mountain’s formation, APL has consistently treated Laurel Mountain for U.S. federal income tax purposes as a partnership, and not as a corporation or a “publicly traded partnership” within the meaning of section 7704(b) of the Code. APL has not been informed in writing of any “significant matters” (as described in Section 11.3(d) of the LMM Agreement) by the Tax Matters Member (as defined in the LMM Agreement).

(b) To APL’s knowledge, no interest in Laurel Mountain has been transferred, conveyed, assigned, contributed or distributed within the twelve (12) months preceding the date hereof, and, to APL’s knowledge, no Person has any intention or plan, or is under any obligation, to transfer, convey, assign, contribute or distribute any interest in Laurel Mountain within the twelve (12) months following the date hereof.

(c) Williams Sub has since the date of the formation of Laurel Mountain been the “tax matters partner” of Laurel Mountain within the meaning of section 6231 of the Code.

3.13 No Other Representations or Warranties.

(A) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN ARTICLE III OF THIS AGREEMENT, NONE OF THE APL PARTIES OR ANY MEMBER OF THE APL GROUP NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES, NOR ANY OTHER PERSON, HAS MADE, MAKES OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY TO ANY MEMBER OF THE ATLAS GROUP OR ANY OTHER PERSON, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, AND EACH APL PARTY, EACH OTHER MEMBER OF THE APL GROUP, AND EACH OF THEIR RESPECTIVE AFFILIATES BY THIS AGREEMENT EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO ANY MEMBER OF THE ATLAS GROUP OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR ANY OTHER PERSON (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN

PROVIDED TO ANY MEMBER OF THE ATLAS GROUP OR ANY OTHER PERSON BY ANY REPRESENTATIVE OF ANY MEMBER OF THE APL GROUP OR ANY OF ITS AFFILIATES), IN ALL CASES IN RESPECT OF APL SUB’S INTEREST IN LAUREL MOUNTAIN, THE LMM AGREEMENT, THE FORMATION AGREEMENT, THE BUSINESS OF LAUREL MOUNTAIN AS NOW, PREVIOUSLY OR HEREAFTER CONDUCTED, OR ANY OF THE ASSETS LAUREL MOUNTAIN HAS OWNED, NOW OWNS OR MAY IN THE FUTURE OWN, INCLUDING WITH RESPECT TO THE OPERATION OF THE BUSINESS OF LAUREL MOUNTAIN AFTER THE DATE OF THIS AGREEMENT, THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS OF LAUREL MOUNTAIN AFTER THE DATE OF THIS AGREEMENT OR OTHERWISE WITH RESPECT TO LAUREL MOUNTAIN’S BUSINESS, OPERATIONS OR FINANCIAL CONDITION PAST, PRESENT OR FUTURE.

(B) EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE III OF THIS AGREEMENT, THE APL PARTIES AND EACH MEMBER OF THE APL GROUP EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, AS TO (I) TITLE TO ANY OF THE ASSETS OF LAUREL MOUNTAIN, (II) THE CONTENT, CHARACTER OR NATURE OF ANY MEMORANDUM OR REPORT OF ANY CONSULTANT RELATING TO THE ASSETS OF LAUREL MOUNTAIN OR THE ACQUIRED LMM INTEREST, (III) ANY ESTIMATES OF THE VALUE OF THE ACQUIRED LMM INTEREST, THE ASSETS OF LAUREL MOUNTAIN OR FUTURE REVENUES TO BE GENERATED BY THE ASSETS OF LAUREL MOUNTAIN OR THE BUSINESS OF LAUREL MOUNTAIN, WHETHER OR NOT ATTRIBUTABLE TO THE ACQUIRED LMM INTEREST, (IV) THE TRANSPORTATION, PROCESSING OR GATHERING OF HYDROCARBONS FROM THE ASSETS OF LAUREL MOUNTAIN, (V) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS OF LAUREL MOUNTAIN, (VI) THE CONTENT, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY THIRD PARTIES, OR (VII) ANY OTHER MATERIAL OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO ANY MEMBER OF THE ATLAS GROUP OR THEIR RESPECTIVE REPRESENTATIVES OR ANY OTHER PERSON IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, OF MERCHANTABILITY, FREEDOM FROM REDHIBITORY VICES OR DEFECTS, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ATLAS

Except as disclosed in the Atlas Disclosure Letter (which Atlas Disclosure Letter shall in each case specifically identify by reference to Sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however that any information set forth in one section of such Atlas Disclosure Letter shall be deemed to apply to each other section or subsection thereof or hereof to which its relevance is reasonably apparent on its face), Atlas represents and warrants to APL as follows:

4.1	Organization and Qualification.

Each of Atlas and ATN is (a) a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (b) qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, in the case of clause (b), for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, has not resulted in and would not reasonably be expected to result in a material adverse effect on the ability of Atlas or ATN to timely consummate the transactions contemplated by this Agreement. None of Atlas or ATN is in violation of its Constituent Documents.

4.2	Authority Relative to this Agreement; Specified Agreements.

Each member of the Atlas Group has all necessary corporate or limited liability company power and authority, and has taken all corporate or limited liability company action necessary, to execute, deliver and perform each Specified Agreement to which it is a party and to consummate the transactions contemplated by each Specified Agreement to which it is a party in accordance with the terms of such Specified Agreement. No other corporate or limited liability company action by any Atlas Group member is necessary to authorize the execution and delivery by such Atlas Group member of any Specified Agreement to which it is a party and the transactions contemplated by such Specified Agreement. Each Specified Agreement to which any Atlas Group member is a party has been duly and validly executed and delivered by such member of the Atlas Group and, assuming the due authorization, execution and delivery of this Agreement by APL and of such Specified Agreement by each party thereto that is not a member of the Atlas Group, constitutes a valid, legal and binding agreement of such member of the Atlas Group, enforceable against such member of the Atlas Group in accordance with its terms, except that such enforcement may be subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) general principles of equity. Atlas has furnished to APL true and complete copies of each of the Specified Agreements (each of which has been duly executed and delivered by all parties thereto concurrently with the execution and delivery of this Agreement by all parties hereto).

4.3	Consents and Approvals; No Violations.

No consent, approval, order, license or authorization of, or filing with or notice to any Governmental Entity is required or will be required to be made or obtained by any member of the Atlas Group for the execution, delivery and performance by ATN of this Agreement, except (a) such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby and (b) any such consent, approval, order, license or authorization, permit, filing or notification, the failure to make or obtain, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in a material adverse effect on the ability of ATN to timely consummate the transactions contemplated by this Agreement. Assuming compliance with the items described in clauses (a) and (b) of the preceding sentence, neither the execution, delivery and performance by any ATN of this Agreement nor the consummation by ATN of the transactions contemplated by this Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the Constituent Documents of any Atlas Group member, (ii) result (with or without due notice or lapse of time or both) in a breach, violation or infringement of, or constitute a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract or permit, concession, grant, franchise or right, in each case whether oral or written, to which any Atlas Group member is a party or by which any of them or any of their respective properties or assets are bound or (iii) violate or infringe any Law or Order applicable to any Atlas Group member or any of their respective properties or assets, except in the cases of clauses (ii) and (iii), for such breaches, violations, infringements or Liens that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a material adverse effect on the ability of each applicable Atlas Group member to timely consummate the transactions contemplated by this Agreement.

4.4	Broker.

Except for Jefferies & Co., Incorporated, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Atlas or ATN. Atlas shall be solely responsible for the fees of Jefferies & Co., Incorporated under any arrangement made by or on behalf of Atlas.

4.5	No Other Representations or Warranties.

Except for the representations and warranties contained in this Agreement, none of Atlas, ATN or any member of the Atlas Group nor any of their respective Representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to any member of the APL Group, express or implied, at law or in equity, on behalf of Atlas, ATN or any member of the Atlas Group, and Atlas, ATN and each member of the Atlas Group and each of their respective Affiliates by this Agreement disclaim any such representation or warranty, whether by Atlas, ATN, a member of the Atlas Group, or any of their respective Representatives or any other Person, notwithstanding the delivery or disclosure to any member of the APL Group, or any of its Representatives or any other Person of any documentation or other information by Atlas, ATN, any member of the Atlas Group or any of their respective Representatives or any other Person with respect to any one or more of the foregoing.

4.6	Investment Intent.

ATN is acquiring the Acquired LMM Interest for its own account for investment and not with a view towards the resale, transfer or distribution thereof, nor with any present intention of distributing the Acquired LMM Interest, in violation of the Securities Act, other applicable federal or state securities laws and the rules and regulations promulgated thereunder. ATN acknowledges that the Acquired LMM Interest has not been registered under the Securities Act or other applicable federal or state securities laws and the rules and regulations promulgated thereunder, by reason of the contemplated sale of the Acquired LMM Interest in a transaction exempt from the registration requirements of the Securities Act and state securities laws and the rules and regulations promulgated thereunder. ATN represents that it is fully informed as to the applicable limitations upon any distribution or resale of the Acquired LMM Interest under the Securities Act and other applicable federal and state securities laws, and the rules and regulations promulgated thereunder, and ATN agrees that it will refrain from transferring, distributing or otherwise disposing of the Acquired LMM Interest, or any interest therein, in such manner as to violate the registration requirements of the Securities Act or of any applicable federal or state securities Law and the rules and regulations promulgated thereunder. ATN is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

ARTICLE V

COVENANTS

5.1	Efforts.

Each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with the others in connection with the foregoing, including using commercially reasonable efforts (i) to make as promptly as practicable any filings or registrations that may be required by any Governmental Entity, and to supply promptly any additional information or documentary material that may be requested by a Governmental Entity, if any, (ii) to obtain all other consents, approvals and authorizations that are required to be obtained under any federal, state, local or foreign Law or regulation, (iii) to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Parties to this Agreement to consummate the transactions contemplated by this Agreement, and (iv) to fulfill all conditions to this Agreement. From and after the date hereof until the termination of this Agreement, APL and APL Sub agree to use commercially reasonable efforts to obtain the consent of the Required Lenders and, if necessary, the release of any collateral to be conveyed under this Agreement.

5.2	Further Assurances.

The Parties agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other action as may be necessary to carry out the purposes and intents of this Agreement.

5.3	Conduct of Business.

(a) From the date hereof until the earlier of the Closing and the termination of this Agreement, except (A) as expressly contemplated by or permitted by this Agreement, (B) as set forth in Section 5.3(a) of the APL Disclosure Letter, (C) as consented to in writing by Atlas (which consent shall not be unreasonably withheld, conditioned or delayed) or (D) as required by the LMM Agreement or applicable Law, APL Sub shall not take any action under the LMM Agreement or, to the extent of APL Sub’s authority under the LMM Agreement, refuse to take any action under the LMM Agreement, that would cause Laurel Mountain to conduct its business other than in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, take any action under the LMM Agreement or, to the extent of APL Sub’s authority under the LMM Agreement, refuse to take any action under the LMM Agreement, that would cause Laurel Mountain to fail to (i) preserve intact Laurel Mountain’s present business organization, (ii) maintain in effect all of Laurel Mountain’s material licenses, permits, consents, franchises, approvals and authorizations, (iii) maintain all rights of Laurel Mountain and its Subsidiaries to all personal property used by Laurel Mountain or its Subsidiaries in the ordinary course of business consistent with past practice and (iv) maintain Laurel Mountain’s key relationships with its material lessors, customers, lenders, suppliers, contractors, joint venture parties, working interest parties and others having material business relationships with it and with Governmental Entities with jurisdiction over oil and gas-related matters; provided, however, that no action with respect to matters specifically addressed by any provision of Section 5.3(b) shall be deemed a breach of this Section 5.3(a) unless such action would constitute a breach of such other provision.

(b) From the date hereof until the earlier of the Closing and the termination of this Agreement, except (A) as expressly contemplated or permitted by this Agreement, (B) as set forth in Section 5.3(a) of the APL Disclosure Letter, (C) as consented to in writing by Atlas (which consent shall not be unreasonably withheld, conditioned or delayed) or (D) as required by the LMM Agreement or applicable Law, APL Sub shall, solely to the extent of APL Sub’s authority under the LMM Agreement, not:

(i) consent, agree to, or vote in favor of any amendment or modification of, or grant any waiver under, the LMM Agreement, or agree to amend to modify the Formation Agreement to the extent that such amendment or modification would adversely affect (A) the non-economic rights under the LMM Agreement of a holder of the Acquired LMM Interest or (B) the economic rights under the LMM Agreement of a holder of the Acquired LMM Interest in a manner that is not pro rata among all holders of an Interest in Laurel Mountain (other than the APL Retained Interest);

(ii) sell, transfer, pledge, dispose of, encumber or agree to sell, transfer, pledge, dispose of, or encumber, any part of the Acquired LMM Interest or issue or sell or agree to issue or sell any options, warrants or rights of any kind to acquire any part of the Acquired LMM Interest;

(iii) consent, agree to, or vote in favor of, the split, subdivision, combination, reclassification or other amendment of the terms of, outstanding equity interests in Laurel Mountain;

(iv) take any action that would require APL Sub to provide Williams Sub any Growth Capital Funding Notice for any Growth Capital Project not approved by the Management Committee or initiate any Qualified Growth Capital Project;

(v)(A) fail to fund (or otherwise satisfy its obligation to fund), within the permitted time for such funding, as such time may be extended by the Management Committee or Williams Sub or its Affiliates, any Capital Contribution approved by the Management Committee, (B) fail to fund (or otherwise satisfy its obligation to fund), within the permitted time for such funding, as such time may be extended by the Management Committee or Williams Sub or its Affiliates, all amounts necessary to participate in all Growth Capital Projects approved by the Management Committee, or (C) fail to fund (or otherwise satisfy its obligation to fund) a Capital Contribution for a Non-Consent Budget;

(vi) consent, agree to, or vote in favor of (A) the incurrence, assumption or guarantee by Laurel Mountain of any material indebtedness for borrowed money or to the issuance by Laurel Mountain of any debt securities, except in the ordinary course of business consistent with past practice, (B) the making of any material loan, advance or capital contribution to or investment in any Person by Laurel Mountain other than a wholly owned Subsidiary of Laurel Mountain, except in the ordinary course of business consistent with past practice, or (C) the cancellation of any indebtedness for borrowed money owed to Laurel Mountain, except in the ordinary course of business consistent with past practice;

(vii) (A) consent, agree to, or vote in favor of, the sale of any material assets of Laurel Mountain or its Subsidiaries, except in the ordinary course of business consistent with past practice, (B) consent, agree to, or vote in favor of, the purchase or acquisition of any material properties or assets, including acquisition by purchase or by any other manner, of any Person or division, business or securities interest in any Person, except in the ordinary course of business consistent with past practice, or (C) consent, agree to, or vote in favor of, Laurel Mountain making any investments in, or capital contributions to, any other Person other than a wholly owned Subsidiary of Laurel Mountain;

(viii) consent, agree to, or vote in favor of, any distribution (whether in cash, stock or property) to Members, except in the ordinary course of business consistent with past practice;

(ix) consent, agree to, or vote in favor of, the adoption of a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization of Laurel Mountain;

(x) enter into any agreement or transaction with Williams Sub or its Affiliates, or consent or agree to any transaction or the entry of any agreement between Laurel Mountain or its Subsidiaries, on the one hand, and Williams Sub or its Affiliates, on the other hand, in each case to the extent such agreement or transaction relates to the transfer by APL Sub of the Acquired LMM Interest to any Person other than an Atlas Group member;

(xi) consent, agree to, or vote in favor of, any material increase in compensation and benefits payable or provided to Laurel Mountain’s (or its Subsidiaries’)

current or former directors, officers, consultants or employees or trigger the forgiveness of Indebtedness owed by such individuals, except in the ordinary course of business consistent with past practice;

(xii) enter into any voting agreement or other agreement (whether with any Member or otherwise) providing any party any right of first refusal, right of first offer or restriction on alienation with respect to the Acquired LMM Interest; or

(xiii) authorize any of, or commit to do or enter into any binding Contract with respect to any of the foregoing actions in clauses (i) through (xii).

(c) From the date hereof until the earlier of the Closing and the termination of this Agreement, APL Sub shall provide notice as promptly as practicable (and in any event prior to Closing) to Atlas of its receipt of (i) any proposed new Growth Capital Project, Operating Budget or Growth Capital Budget upon which the Management Committee is to vote or (ii) any Growth Capital Funding Notice.

5.4 APL Sub Obligations. From and after the date hereof, APL shall cause APL Sub to perform all of its obligations under this Agreement, and shall be jointly and severally liable for any breaches by APL Sub hereunder or nonperformance of any covenants by APL Sub hereunder.

5.5	Public Announcements.

The Parties will consult with and provide each other the reasonable opportunity to review any press release prior to the issuance of such press release relating to this Agreement or the transactions contemplated herein, and without the prior written approval of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), no Party shall, issue any such press release prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange and only after as much advance notice to the other as is practicable under the circumstances.

5.6	Transfer Document.

Promptly after the date hereof, ATN and APL Sub shall execute and deliver to Williams Sub and Laurel Mountain a document in the form of Exhibit B. If, at the Closing, ATN shall have not been admitted as a substituted Member with respect to the Acquired LMM Interest solely because the Closing does not occur on the first Business Day of a calendar month, then, APL Sub agrees that it shall, to the extent permitted under the LMM Agreement and until the first Business Day of the calendar month after the calendar month in which the Closing occurs, use its commercially reasonable efforts to cause the designee of APL Sub on the Management Committee to vote as directed by ATN.

5.7	Transfer of Books and Records.

At or promptly after Closing, APL and APL Sub shall transfer to Atlas all books, records and files in their possession related to the Laurel Mountain Business; provided, however, that APL and APL Sub shall be permitted to retain copies of such books, records and files to the extent required by applicable Law, as APL and APL Sub determine is necessary for regulatory, legal or judicial process purposes or any other proper business purposes, or as otherwise permitted under the LMM Agreement.

5.8	Tax Matters.

(a) Taxes. Each of Atlas and APL shall be responsible for and shall timely pay one half of all excise, sales, transfer, real estate transfer, documentary, filing, recordation, conveyance, recording and other similar taxes, levies, fees and charges, together with any interest and any penalties, additions to tax or additional amounts (collectively, “Transfer Taxes”), that may be imposed upon, or be payable or collectible or incurred in connection with, this Agreement and the transactions contemplated hereby. APL shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the Parties hereto shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation; provided, however, that to the extent that Atlas or any of its Affiliates is required to join in the execution of any such Tax Return or documentation, (i) APL shall prepare and deliver to Atlas or such Affiliate a copy of such Tax Return at least ten (10) days before the due date thereof and (ii) APL shall not file such Tax Return without the consent of Atlas, which consent shall not be unreasonably withheld, conditioned or delayed. APL will indemnify and hold harmless Atlas from and against, and will reimburse Atlas upon demand and proof of payment for, any amounts paid by Atlas or the Atlas Group for which APL is responsible under this Section 5.8. Atlas will indemnify and hold harmless APL from and against, and will reimburse APL upon demand and proof of payment for, any amounts paid by APL or the APL Group for which Atlas is responsible under this Section 5.8.

(b) Cooperation. Atlas and APL shall provide each other with such assistance as reasonably may be requested by either of them in connection with (i) the preparation of any Tax Return, or (ii) any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes. The Party requesting assistance hereunder shall reimburse the other Party for reasonable out-of-pocket expenses incurred in providing such assistance.

(c) Survival of Obligations. Notwithstanding any other provisions of the Agreement, the obligations of the Parties set forth in this Section 5.8 shall be unconditional and absolute, shall not be subject to any limitation contained in Article VIII and shall remain in effect until ninety (90) days after the expiration of the applicable statutes of limitations (including extensions thereof).

(d) Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement, the rights and obligations of the Parties with respect to indemnification for Transfer Taxes shall be governed by this Section 5.8 and shall not be governed by Article VIII.

(e) Post-Closing Matters. The Parties acknowledge that for federal and applicable state and local income tax purposes, any adjustment to the income or loss of Laurel Mountain for periods prior to Closing will, and any such adjustment for periods that include the Closing may, result in adjustments to the income or loss of APL. Accordingly, each of Atlas and

ATN agrees and covenants that in the event of any tax audit or controversy concerning income Taxes for any periods that end on or before the Closing, it (i) will exercise all rights under the LMM Agreement with respect to such audit or controversy to the extent related to such periods as reasonably instructed by APL, including immediately forwarding to APL any communications from the Tax Matters Member (as defined in the LMM Agreement) relating in whole or in part to income Taxes for such periods and immediately requesting any information from the Tax Matters Member that APL specifies in writing, (ii) will use commercially reasonable efforts to cause the Tax Matters Member and the applicable taxing authority to deal directly with APL with respect to income Taxes for such periods, and (iii) will not settle or compromise (or purport to settle or compromise) any issue with respect to such periods or that affects income Taxes for such periods without the prior written consent of APL; provided, however, that APL shall not settle or compromise (or purport to settle or compromise) any issue with respect to such periods that results in a Tax Detriment to Atlas without the consent of Atlas. To the extent any tax audit or controversy concerns both income Taxes for periods that end on or before the Closing and income Taxes for periods that begin after the Closing, the Parties will cooperate to permit the views and interests of both APL and Atlas to be reflected and for both Parties to be kept informed. Each Party shall bear any expenses incurred by it in undertaking any actions pursuant to this Section 5.8(e). The Parties acknowledge that for the taxable year of Laurel Mountain that includes the Closing, both APL Sub and ATN should be viewed as “partners” for income Tax purposes and thus would be expected to be able to independently exercise rights in any such audit or contest, both as to rights against the Tax Matters Member and as to rights before the relevant tax authority.

5.9	Specified Agreements.

Atlas and ATN hereby agree to furnish to APL and APL Sub, concurrently with the execution and delivery thereof, copies of any amendments, supplements and restatements of, and any waivers of any of the terms or conditions of, any Specified Agreement.

5.10	Pipeline Surface Rights.

No later than forty-five (45) days following execution and delivery of this Agreement, Atlas shall, and shall cause its Subsidiaries to, (a) execute and deliver to Laurel Mountain Midstream Operating LLC (“LMO”) a blanket assignment with special warranty containing such terms as are reasonably necessary to convey to LMO in the manner contemplated by the Formation Agreement, all easements, rights of way and surface and related rights (collectively, the “Pipeline Surface Rights”) shown on Schedule 4.6(d) to the Formation Agreement, in each case to the extent any such Pipeline Surface Rights relate to the pipeline system and related assets conveyed or purported to be conveyed pursuant to the Formation Agreement and where such Pipeline Surface Rights were not conveyed as a consequence of a failure of Atlas or any Affiliate of Atlas to previously convey, in whole or in part, such Pipeline Surface Rights to APL or any Affiliate of APL, it being expressly understood and agreed that the foregoing blanket assignment shall contain no covenant of seisin or other representation or warranty of Atlas’ ownership of any easements, rights of way and surface and related rights except the aforementioned special warranty, and (b) reasonably cooperate with APL to include in such blanket assignment all other Pipeline Surface Rights arising under oil and gas leases that are not shown on Schedule 4.6(d) to the Formation Agreement to the extent not prohibited under the terms and conditions of such oil and gas leases and further to the extent such Pipeline Surface Rights relate to the pipeline system and related assets conveyed or purported to be conveyed pursuant to the Formation Agreement but such Pipeline Surface Rights were not so conveyed. Thereafter, Atlas will, and will cause its Subsidiaries to, execute and deliver one or more memoranda of assignment memorializing the blanket assignment of the Pipeline Surface Rights described above that are suitable for recording.

ARTICLE VI

CONDITIONS TO OBLIGATIONS TO CLOSE

6.1	Conditions to Each Party’s Obligation to Effect the Sale.

The obligations of APL, on the one hand, and Atlas and ATN, on the other hand, to consummate the Sale are subject to the satisfaction (or waiver by APL, on the one hand, and Atlas, on the other hand, if permissible under applicable Law) of the following conditions:

(a) No Injunctions/No Illegality. No Governmental Entity of competent jurisdiction shall have issued or promulgated an Order or taken any other action enjoining or otherwise preventing the consummation of the Sale. No applicable Law shall have been enacted, entered, enforced, issued or put in effect that prohibits or makes illegal the consummation of the Sale.

(b) Approval under APL Credit Agreement and Release of Collateral. The Required Lenders shall have consented in writing to the Sale, and the Lien on the Acquired LMM Interest securing APL’s obligations under the APL Credit Agreement shall have been released, in each case in accordance with the APL Credit Agreement.

6.2	Conditions to the Obligations of Atlas and ATN.

The obligations of Atlas and ATN to consummate the Sale are subject to the satisfaction (or waiver by Atlas, if permissible under applicable Law) of the following further conditions:

(a) Representations and Warranties. (i) The representations and warranties of APL and APL Sub set forth in Sections 3.2(a), 3.2(b) and 3.8 shall be true and correct (except de minimis inaccuracy) as of the date hereof and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date) and (ii) the other representations and warranties of APL and APL Sub in this Agreement shall be true and correct as of the date hereof and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date) unless, in the case of this clause (ii), the failure of the representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for the purposes of determining the accuracy of such representations and warranties in the context of this clause (ii), all materiality and Material Adverse Effect qualifications contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of APL and APL Sub. APL and APL Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Closing.

(c) Officer’s Certificate. APL and APL Sub shall have delivered to Atlas a certificate executed on behalf of APL and APL Sub by a duly authorized executive officer, certifying that each of the conditions specified in Sections 6.2(a) and 6.2(b) has been satisfied.

(d)	Closing of the Merger and the AHD Transactions.

(i) All of the conditions to the obligations of Chevron, Merger Sub and Atlas under Article VII of the Merger Agreement to consummate the Merger (except for any condition that any of the AHD Transactions or the Sale has been consummated and for any condition that can only be satisfied as of the closing of the Merger) shall have been satisfied or waived in accordance with the terms thereof, and Chevron, Merger Sub and Atlas shall otherwise be ready, willing and able to consummate the Merger promptly after the consummation of the AHD Distribution and promptly after the consummation of the Sale.

(ii) All of the conditions to the obligations of AHD, AHD GP and Atlas under Article X of the AHD Transaction Agreement to consummate the AHD Transactions (except for any condition that the Sale has been consummated and for any condition that can only be satisfied as of the closing of the AHD Transactions) shall have been satisfied or waived in accordance with the terms thereof, and AHD, AHD GP and Atlas shall otherwise be ready, willing and able to consummate the AHD Distribution promptly after the consummation of the Sale.

6.3	Conditions to the Obligations of APL and APL Sub.

The obligation of APL and APL Sub to consummate the Sale shall be subject to the satisfaction (or waiver by APL, if permissible under applicable Law) of the following further conditions:

(a) Representations and Warranties. (i) The representations and warranties of Atlas set forth in Section 4.4 shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date); and (ii) the other representations and warranties of Atlas in this Agreement shall be true and correct as of the date hereof and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date), unless, in the case of this clause (ii), the failure of the representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on ATN’s ability to timely consummate the transactions contemplated by this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties in the context of this clause (ii), all materiality and “material adverse effect” qualifications contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of Atlas and ATN. Atlas and ATN shall each have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Closing.

(c) Officer’s Certificate. Atlas shall have delivered to APL a certificate executed on behalf of Atlas by a duly authorized executive officer of Atlas, certifying that each of the conditions specified in Sections 6.3(a) and 6.3(b) has been satisfied.

6.4	Frustration of Closing Conditions.

None of Atlas, ATN, APL or APL Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as applicable, to be satisfied to excuse performance by such Party of its obligations under this Agreement to consummate the Sale if such failure was caused by such Party’s failure to act in good faith and in compliance with its obligations under the terms of this Agreement.

6.5	Modification of Definition of Merger Agreement and Merger.

In the event that Atlas terminates the Merger Agreement pursuant to Section 8.1(d)(ii) of the Merger Agreement in order to enter into a definitive agreement (the “New Merger Agreement”) with a third party (the “New Buyer”) respect to a Superior Proposal (as defined in the Merger Agreement) (the “New Merger”), and Atlas does not terminate this Agreement pursuant to Section 7.1(c)(ii) of this Agreement within thirty days of such termination of the Merger Agreement, then, after such thirty-day period, (a) the New Merger Agreement shall be treated as the Merger Agreement for purposes of this Agreement; (b) the New Merger shall be treated as the Merger for purposes of this Agreement, and (c) the New Buyer and its designated subsidiary shall be treated as Chevron and Merger Sub for purposes of Section 6.2(d) of this Agreement.

ARTICLE VII

TERMINATION

7.1	Termination.

This Agreement may be terminated and the Sale may be abandoned at any time prior to the Closing (with any termination by APL also being an effective termination by APL Sub and any termination by Atlas also being an effective termination by ATN):

(a) by mutual written consent of APL and Atlas, by action of the APL Board and Atlas’s board of directors, respectively; or

(b) by either APL or Atlas:

(i) if (A) the Sale shall not have been consummated on or before September 30, 2011 (the “Outside Date”); provided, however, that, if the Sale shall not have occurred by September 30, 2011, and a New Merger Agreement shall have been executed, then, the Outside Date shall become November 30, 2011; and (B) the Party seeking to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not have breached its obligations in any material respect under this Agreement in any manner that shall have proximately caused or resulted in the failure of the Sale to have been consummated by such date; or

(ii) if an Order shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Sale and such Order shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have complied with its obligations pursuant to Section 5.1 with respect to such Order; or

(c)	by Atlas:

(i) if (A) (x) any of the representations or warranties of APL herein shall be untrue or inaccurate on the date of this Agreement or shall thereafter become untrue or inaccurate, or (y) APL shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, in each case such that any condition set forth in Section 6.2(a) or 6.2(b) would not be satisfied at Closing; and (B) such untruth, inaccuracy, breach or failure to perform is not curable by the Outside Date; or

(ii) if the Merger Agreement is terminated (provided that, in order to terminate this Agreement pursuant to this subclause (ii), Atlas must exercise its right to do so within thirty days of the termination of the Merger Agreement); or

(d) by APL, if (i)(A) any of the representations or warranties of Atlas herein shall be untrue or inaccurate on the date of this Agreement or shall thereafter become untrue or inaccurate, or (B) Atlas or ATN shall have breached or failed to perform any of their respective covenants or agreements set forth in this Agreement, in each case such that any condition set forth in Section 6.3(a) or 6.3(b) would not be satisfied at Closing, and (ii) such untruth, inaccuracy, breach or failure to perform is not curable by the Outside Date.

The Party desiring to terminate this Agreement pursuant to this Section 7.1 shall give notice of such termination and the provisions of this Section 7.1 being relied on to terminate this Agreement to the other Parties.

7.2	Effect of Termination.

In the event of any termination of this Agreement as provided in Section 7.1, the obligations of the Parties hereunder shall terminate (except for the provisions of this Section 7.2 and Article X hereof, each of which shall remain in full force and effect), and there shall be no liability on the part of any Party hereto except liability arising from fraud or a deliberate or willful breach of this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at Law or in equity.

ARTICLE VIII

SURVIVAL AND INDEMNIFICATION; REIMBURSEMENT OF EXPENSES

8.1	Survival Periods.

All representations and warranties, and all covenants that contemplate or may involve actions to be taken or obligations in effect prior to the Closing, in each case contained in this Agreement or in any Schedule to this Agreement, and the right to commence any claim with respect thereto under Section 8.2(a) or 8.3(a), shall terminate and cease to be of further force and effect as of the date that is 12 months after the Closing Date; provided that the representations and warranties set forth in Sections 3.2(a), (b) and (d), 3.8 and 4.4 shall survive indefinitely. Those covenants that contemplate or may involve actions to be taken or obligations in effect at or after the Closing shall survive in accordance with their terms. Notwithstanding the foregoing, any covenant, agreement, representation, warranty or other matter in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to this Section 8.1, if notice of the inaccuracy or breach thereof or other matter giving rise to such right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time.

8.2	Indemnification by APL.

Subject to Section 8.5, from and after the Closing Date, APL and APL Sub, jointly and severally, shall indemnify and hold harmless Atlas and each other member of the Atlas Group, each of their respective directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Atlas Indemnified Parties”) from and against any and all Losses to the extent resulting from or arising out of:

(a) any breach or inaccuracy of any representation or warranty of APL or APL Sub contained in this Agreement;

(b) any breach of any covenant or agreement contained in this Agreement to be performed by APL or APL Sub; or

(c) any claims arising under or relating to the Formation Agreement or the transactions contemplated thereby.

8.3	Indemnification by Atlas.

Subject to Section 8.5, from and after the Closing Date, Atlas and ATN, jointly and severally, shall indemnify and hold harmless APL and each other member of the APL Group, each of their respective directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “APL Indemnified Parties” and together with Atlas Indemnified Parties the “Indemnified Parties”) from and against any and all Losses resulting from or arising out of:

(a) any breach or inaccuracy of any representation or warranty of Atlas contained in this Agreement; or

(b) any breach of any covenant or agreement contained in this Agreement to be performed by Atlas or ATN.

8.4	Third-Party Claims.

If a claim by a third party is made against an Indemnified Party, and if such Indemnified Party intends to seek indemnity with respect thereto under this Article VIII, such Indemnified Party, shall promptly notify Atlas, if an APL Indemnified Party, or APL, if an Atlas Indemnified Party (Atlas or APL, as the case may be, the “Indemnifying Party”), of such claims. The failure to provide such notice shall not result in a waiver of any right to indemnification hereunder except to the extent that the Indemnifying Party is actually materially prejudiced by such failure. The Indemnifying Party shall have 30 days after receipt of such notice to elect to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof (provided that the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in respect of such claim), and the Indemnified Party shall cooperate with it in connection therewith. Notwithstanding the foregoing, an Indemnified Party shall have the right to employ separate counsel at the Indemnifying Party’s expense if the named parties to any such proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable expenses of such counsel shall be at the expense of the Indemnifying Party). Notwithstanding the foregoing, in no event shall an Indemnifying Party be required to pay the expenses of more than one (1) separate counsel. The Indemnified Party shall not pay or settle any claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim; provided that, in such event, it shall waive any right to indemnity therefor by the Indemnifying Party. The Indemnifying Party shall not, except with the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), enter into any settlement unless (i) such settlement includes as an unconditional term thereof the giving by the Person or Persons asserting such claim to all Indemnified Parties an unconditional release from all liability with respect to such claim and (ii) the only relief imposed against such Indemnified Party is the payment of monetary damages which are paid by the Indemnifying Party.

8.5	Limitations.

(a) No indemnity shall be payable to the Atlas Indemnified Parties under Section 8.2(a) with respect to any claim resulting from any breach or inaccuracy of any representation or warranty, unless and until the aggregate of all Losses due from APL exceeds $8,040,000, in which event all Losses so due in excess of such amount shall be paid in full by APL; provided that the aggregate amount payable by APL under Section 8.2(a), with respect to claims resulting from any breach or inaccuracy of a representation or warranty, shall not exceed $40,200,000. Notwithstanding anything to the contrary contained in this Agreement, APL shall not be required to indemnify any Atlas Indemnified Party with respect to any Loss (or series of related Losses) incurred by or asserted by reason of any breach of any representation, warranty or covenant contained in this Agreement if the Loss (or series of related Losses) from such breach is less than $50,000, nor shall any such Losses be included in the calculation of the amounts specified in this Section 8.5(a). The limitations set forth in this Section 8.5(a) shall not apply with respect to the representations and warranties set forth in Sections 3.2 and 3.8.

(b) No indemnity shall be payable to the APL Indemnified Parties under Section 8.3(a) with respect to any claim resulting from any breach or inaccuracy of any representation or warranty, unless and until the aggregate of all Losses due from Atlas exceeds $8,040,000, in which event all Losses so due in excess of such amount shall be paid in full by Atlas; provided that the aggregate amount payable by Atlas under Section 8.3(a), with respect to claims resulting from any breach or inaccuracy of a representation or warranty, shall not exceed $40,200,000. Notwithstanding anything to the contrary contained in this Agreement, Atlas shall not be required to indemnify any APL Indemnified Party with respect to any Loss (or series of related Losses) incurred by or asserted by reason of any breach of any representation, warranty or covenant contained in this Agreement if the Loss (or series of related Losses) from such breach is less than $50,000, nor shall any such Losses be included in the calculation of the amounts specified in this Section 8.5(b). The limitations set forth in this Section 8.5(b) shall not apply with respect to the representations and warranties set forth in Section 4.4.

8.6	Mitigation; Additional Indemnification Provisions.

Each Indemnified Party shall use commercially reasonable efforts to mitigate any claim or liability that an Indemnified Party asserts under this Article VIII, and such Indemnified Party shall be entitled to recover from the Indemnifying Party any costs or expenses incurred to mitigate such claim or liability. For purposes of this Agreement, Losses shall be net of any Tax Benefit actually realized (either by cash refund or actual reduction of Taxes otherwise payable) and net of any Tax Detriment actually realized (either by a reduction in cash refund or increase in Taxes otherwise payable) by the Indemnified Party or its Affiliates during or prior to the Tax period in which the indemnification payment is made arising in connection with the accrual, incurrence or payment of any such Losses. The Indemnified Party shall use commercially reasonable efforts (exercising its reasonable discretion in relation to the availability of such Tax Benefit and ability not to suffer such Tax Detriment) to claim such Tax Benefit and not suffer such Tax Detriment. Any Indemnified Party having a claim under these indemnification provisions shall make a good-faith effort to recover all losses, costs, damages and expenses from insurers of such Indemnified Party under applicable insurance policies so as to reduce the amount of any Losses hereunder; provided that actual recovery of any insurance shall not be a condition to the Indemnifying Party’s obligation to make indemnification payments to the Indemnified Party in accordance with the terms of this Agreement. If the Indemnifying Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for Loss, after an indemnification payment by the Indemnifying Party has been made for such Loss, then the Indemnified Party shall promptly reimburse the Indemnifying Party for such indemnification payment up to the amount so received or realized (on an after-tax basis) by the Indemnified Party. No Indemnified Party will, in any event, be entitled to any incidental, indirect, consequential, special, exemplary or punitive damages, including damages for lost profits or opportunity costs or damages based upon a multiple of earnings or other financial measure, except for those of the foregoing paid to third parties in an otherwise indemnifiable matter.

8.7	Exclusive Remedies.

(a) Except with respect to the matters covered by Sections 5.8 and 10.12, the Parties acknowledge and agree that, following the Closing, the indemnification provisions of Article VIII shall be the sole and exclusive monetary remedies of the Parties (other than in the case of fraud or willful misconduct), respectively, for any Losses (including any Losses from claims for breach of contract, warranty or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of any representation or warranty in this Agreement by another Party or any failure by such other Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, by such other Party prior to the Closing or, in the case of Article IX, after the Closing, or any other matter in respect of which such Party may be entitled to indemnification pursuant to Section 8.2. Without limiting the generality of the foregoing, the Parties to this Agreement hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

(b) Notwithstanding anything herein to the contrary, in the event APL or APL Sub is in breach of Section 3.2(a), or fails to comply with Sections 5.3(b)(v) because its compliance therewith would result in a default under the APL Credit Agreement or any APL Indenture, the ability to terminate this Agreement pursuant to Section 7.1(c)(i) shall be the sole and exclusive remedy of Atlas and ATN, which remedy must be exercised within (30) days written notice to Atlas and ATN of APL’s or APL Sub’s breach or failure to comply with the applicable terms hereof.

8.8	Reimbursement of Expenses.

Atlas and ATN agree to pay, upon the termination of this Agreement prior to the Closing (other than a termination of this Agreement by Atlas pursuant to Section 7.1(c)(i)), to APL or its designee, by wire transfer of immediately available funds to an account or accounts designated in writing by APL, an amount equal to the sum of all reasonable out-of-pocket fees and expenses (including (i) fees and expenses of (A) the directors of APL GP, (B) the APL Special Committee, and (C) legal counsel and financial advisors to APL and the APL Special Committee, and (ii) fees paid by any APL Group member to any third party in connection with obtaining the consent from any such third party, including the consent contemplated under Section 6.1(b) in respect of the APL Credit Agreement) incurred by any APL Group member in connection with the Sale, whether incurred before, on or after the date of this Agreement; provided that in no event shall the aggregate payment obligation under this sentence exceed $3,000,000. The obligations of Atlas and ATN under this Section 8.8 shall be joint and several, and shall survive termination of this Agreement. Except as set forth in this Section 8.8, whether or not the Sale is consummated, all costs and expenses incurred in connection with the Sale, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses.

ARTICLE IX

POST-CLOSING OBLIGATIONS

9.1	Subsequent Transfers.

(a) If (i) the Closing occurs but the Merger is not consummated promptly thereafter, and (ii) there is a Subsequent Transfer on or before the one-year anniversary of the Closing where the Sale Value for such Subsequent Transfer exceeds the Subsequent Transfer Value for such Subsequent Transfer, then Atlas shall pay to APL in accordance with the following provisions of this Section 9.1 an amount (the “Subsequent Transfer Amount”) equal to 50% of the amount by which the Sale Value exceeds the Subsequent Transfer Value.

(b) Promptly after the completion of any Subsequent Transfer pursuant to which Atlas would be required to pay a Subsequent Transfer Amount, Atlas and ATN shall provide written notice (a “Subsequent Transfer Notice”) to APL thereof, and shall furnish together with such notice a complete and correct copy of the binding agreement or commitment for such Subsequent Transfer, and Atlas and ATN shall promptly provide such other information with respect thereto as may reasonably be requested by APL. The Subsequent Transfer Amount shall be payable to APL in same form of consideration as Atlas or ATN shall have received in the Subsequent Transfer; provided that, at the option of Atlas and ATN, Atlas and ATN, as the case may be, may substitute cash for all or a portion of any non-cash consideration, with such non-cash consideration valued in accordance with Section 9.1(c).

(c) In the event that Atlas or ATN determines to substitute cash for any non-cash consideration pursuant to Section 9.1(b), any non-cash consideration shall be deemed have a fair market value of: (i) in the case of any publicly traded securities, the most recent closing price preceding the closing of the Subsequent Transfer of such securities on the national securities exchange on which such securities are listed, and (ii) in the case of any other non-cash consideration, as determined by an investment banking firm of recognized national standing not associated with APL, Atlas or any of their respective Affiliates (the “Appraiser”), which shall be jointly selected by APL and Atlas (it being understood and agreed that if APL and Atlas are unable to agree upon an Appraiser to conduct such an appraisal within ten (10) days of the date of the Subsequent Transfer Notice, either of them may request that the American Arbitration Association, or any organization successor thereto, select an appropriate Appraiser). If any property (the “Other Assets”) other than the Acquired LMM Interests in, or assets of, any Atlas Group member, are proposed to be transferred in connection with any Subsequent Transfer, then, for purposes of determining the Subsequent Transfer Amount (if any) payable to APL pursuant to Section 9.1(a), the consideration in the Subsequent Transfer shall be deemed not to include any portion thereof allocable to such Other Assets. Atlas or ATN shall provide an allocation of such consideration within ten (10) Business Days following the closing date of the Subsequent Transfer by the Appraiser. Each Party shall have a reasonable opportunity to provide evidence to the Appraiser with respect to such allocation (which evidence shall be provided simultaneously to the other Party), and the Appraiser’s determination shall be set forth in writing in reasonable detail. All fees, costs and other expenses of the Appraiser pursuant to this Section 9.1(c) shall be borne equally by any applicable Atlas Group member, on the one hand, and APL, on the other hand.

9.2	Agreement for Exchange of Information; Archives.

(a) After the Closing and until the fifth anniversary of the Closing Date, each of Atlas, ATN and APL agrees to provide, or cause to be provided, to the other, as soon as reasonably practicable after written request therefor, any Information in the possession or under the control of such Party which the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Entity having jurisdiction over the requesting Party, (ii) in order to satisfy audit, accounting or other similar requirements, (iii) to comply with its obligations under this Agreement, the LMM Agreement, the Formation Agreement or any other agreement related to Laurel Mountain or its business or assets, and (iv) in connection with the matters described in Section 3.10 of the APL Disclosure Letter or for other matters for which indemnity is sought by LMM or its members pursuant to the Formation Agreement; provided, however, that, in the case of clauses (i), (ii) and (iii), in the event that any Party determines that any such provision of Information could be commercially detrimental, violate any Law or agreement, or waive any attorney-client privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b) After the Closing and until the fifth anniversary of the Closing Date, APL and its authorized accountants, counsel and other designated representatives shall have access during regular business hours (as in effect from time to time) to the documents that relate to the Acquired LMM Interest that are located in archives retained or maintained by any member of the Atlas Group.

9.3	Record Retention.

(a) To facilitate the possible exchange of Information pursuant to Section 9.2 and other provisions of this Agreement after the Closing, Atlas and APL each agree to use their commercially reasonable efforts to retain, and to cause their respective Subsidiaries to retain, all Information in their respective possession or control (including, with respect to Atlas, any books, records and files transferred by APL Sub to Atlas pursuant to Section 5.7) in accordance with the policies or ordinary course practices of Atlas or APL, as applicable, in effect on the Closing Date or such other policies or practices as may be reasonably adopted by the applicable Party after the Closing.

(b) Except in accordance with its policies and ordinary course practices, no Party will destroy, or permit any of its Subsidiaries to destroy, any Information that would, in accordance with such policies or ordinary course practices, be archived or otherwise filed in a centralized filing system by such Party or its applicable Subsidiaries; provided, however, that no Party will destroy, or permit any of its Subsidiaries to destroy, any Information required to be retained by applicable Law.

(c) In the event of any Party’s inadvertent failure to comply with its applicable document retention policies as required under this Section 9.3, such Party shall be liable to the other Party solely for the amount of any monetary fines or penalties imposed or levied against such other Party by a Governmental Entity (which fines or penalties shall not include any Liabilities asserted in connection with the claims underlying the applicable Action, other than fines or penalties resulting from any claim of spoliation) as a result of such other Party’s inability to produce Information caused by such inadvertent failure and shall not otherwise be liable hereunder to such other Party for such inadvertent failure.

9.4	Production of Witnesses; Records; Cooperation.

(a) After the Closing, except in the case of an adversarial Action by one Party against another Party, each Party hereto shall use its commercially reasonable efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of the Atlas Group or the APL Group, as applicable, as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved. The requesting Party shall bear all out-of-pocket costs and expenses in connection therewith.

(b) The obligation of the Parties to provide witnesses pursuant to this Section 9.4 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses the persons specified therein without regard to whether the witness or the employer of the witness could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 9.4(a)).

ARTICLE X

MISCELLANEOUS

10.1	Notices.

All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission, addressed as follows:

(a)	if to Atlas or ATN, to:

Atlas Energy, Inc.

Westpointe Corporate Center One

1550 Coraopolis Heights Road

Moon Township, PA

Facsimile: (215) 761-0457

Attention: General Counsel

(b)	if to APL or APL Sub, to:

Atlas Pipeline Partners, L.P.

110 W. 7th St., Suite 2300

Tulsa, Oklahoma 74119

Facsimile: 918-925-3850

Attention: Gerald R. Shrader, Chief Legal Officer

with a copy to:

Jones Day

717 Texas St., Ste. 3300

Houston, Texas 77002

Facsimile: (832) 239-3600

Attention: Jeff Schlegel

or to such other address or facsimile number for a Party as shall be specified in a notice given in accordance with this section; provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided further that notice of any change to the address pursuant to this Section 10.1 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 10.1.

10.2	Interpretation.

When a reference is made in this Agreement to Sections, Articles, or Exhibits, such reference shall be to a Section or Article of or Exhibit to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” unless otherwise specified. The words “hereby,” “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The term “or” shall not be deemed to be exclusive. The phrase “transactions contemplated by this Agreement” and similar phrases shall mean the Sale, and shall not include the transactions to be consummated under the Merger Agreement or the AHD Transaction Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The words describing the singular number shall include the plural and vice versa and words denoting any gender shall include all genders. References to a Person are also to its successors and permitted assigns. Reference to any agreement (including this Agreement), document or instrument shall mean such agreement, document or instrument as amended, modified or supplemented (including by waiver or consent) and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

10.3	Amendment.

Any provision of this Agreement may be amended or supplemented if such amendment or supplement is in writing and signed by the Parties hereto. This Agreement may not be amended or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment.

10.4	Extension; Waiver.

The Parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein of the other Party or Parties contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. No failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Except as otherwise provided herein, the rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

10.5	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received counterparts thereof signed and delivered (by confirmed facsimile transmission or electronic mail or otherwise) by the other Parties hereto.

10.6	Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Exhibits and the Parties’ disclosure schedules hereto) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the transactions contemplated hereby.

(b) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any right or remedy hereunder, other than (i) with respect to the provisions of Article VIII, which shall inure to the benefit of the Indemnified Parties, who are hereby intended to be third-party beneficiaries thereof, and the provisions of Section 10.13, which shall inure to the benefit of AHD and AHD GP, who are hereby intended to be third-party beneficiaries thereof and (ii) prior to the Merger, the provisions of Section 10.12 applicable to Atlas’s and/or ATN’s right to specific performance to require APL and APL Sub to comply with their obligations under this Agreement shall be enforceable by Chevron and its successors and assigns.

10.7	Severability.

Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

10.8	Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect; provided that, upon written notice to APL and APL Sub, (a) Atlas or ATN may, without the consent of APL, assign any or all of its rights, interests and obligations hereunder to a direct or indirect wholly owned Subsidiary of Atlas, but no such assignment shall relieve Atlas or ATN of any of its obligations hereunder; and (b) ATN may, without the consent of APL, any or all of its rights, interests and obligations hereunder to Atlas. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

10.9	Governing Law.

This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any conflicts of Law rules (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

10.10	Exclusive Jurisdiction for Disputes.

The Parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) shall only be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 10.1 shall be deemed effective service of process on such Party.

10.11	WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.12	Specific Performance.

The Parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. Subject to Section 8.7(b), it is accordingly agreed that the Parties and, to the extent set forth in Section 10.6(b), Chevron, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity, including provisions contained herein relating to reimbursement of expenses or termination fees.

10.13	APL Acknowledgment.

APL hereby waives any rights that APL may have pursuant to Section 2.1 of the Omnibus Agreement dated, as of July 26, 2006, by and among AHD, AHD GP and APL in respect of any of the transactions contemplated by the AHD Transaction Agreement or in respect of the operation of any of the businesses or assets acquired thereby.

10.14	ATN Acknowledgement.

ATN hereby waives any rights that ATN may have pursuant to Section 2 of the ATN Option Agreement, dated as of June 1, 2009, by and among ATN, Atlas Pipeline Operating Partnership, L.P. and APL Sub in respect of any of the transactions contemplated by this Agreement, including the transfer of the Acquired LMM Interest by APL Sub contemplated hereby.

10.15	Alternative Structure.

Notwithstanding anything to the contrary contained in this Agreement, before the Closing, if requested by Atlas, the Parties will cooperate in good faith to revise the structure of the Sale to provide for the immediate contribution of the Acquired LMM Interest to a newly-formed, wholly-owned Subsidiary of APL Sub (“Newco”) and the acquisition of Newco by ATN at the Closing contemplated hereunder; provided, however, that (1) such revision does not alter or change the kind or amount of consideration to be delivered to APL Sub, (2) such revised structure or method does not materially delay consummation of the transactions contemplated by this Agreement in relation to the structure contemplated herein, (3) such revision does not, and is not reasonably likely to, otherwise cause any of the conditions set forth in Article VI not to be capable of being fulfilled (unless duly waived by the Party entitled to the benefits thereof) and (4) such revision does not diminish or otherwise adversely affect any rights or benefits accruing, or expected to accrue, to, or increase or expand or otherwise adversely affect any costs, liabilities, burdens or obligations (including any tax obligations) of, APL or APL Sub under this Agreement. The Parties agree to cooperate in good faith to appropriately amend this Agreement and any related documents in order to reflect any such revised structure or method.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

ATLAS PIPELINE PARTNERS, L.P.
By:	Atlas Pipeline Partners GP, LLC, its
General Partner

By:	/s/ Eugene N. Dubay
Name: Eugene N. Dubay
Title: President and Chief Executive Officer

APL LAUREL MOUNTAIN, LLC

By:	/s/ Eugene N. Dubay
Name: Eugene N. Dubay
Title: President and Chief Executive Officer

ATLAS ENERGY, INC.

By:	/s/ Jonathan Z. Cohen
Name: Jonathan Z. Cohen
Title: Vice Chairman

ATLAS ENERGY RESOURCES, LLC

By:	/s/ Jonathan Z. Cohen
Name: Jonathan Z. Cohen
Title: Vice Chairman

[Signature Page to Laurel Mountain Purchase Agreement]